CANOPII INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Canopii Inc.
Silverton, Oregon

We have reviewed the accompanying financial statements of Canopii Inc. (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

May 29, 2026
Calabasas, CA 91302

CANOPII INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	101,218	$	135,536
Prepaids and Other Current Assets		618		618
Total Current Assets		**101,836**		**136,154**
Property and Equipment, net		4,757		2,004
Right-of-Use Asset		7,512		-
Total Assets	$	**114,105**	$	**138,158**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Credit Cards	$	1,187	$	4,763
Other Current Liabilities		13,303		1,175
Lease Liability, current portion		7,512		-
Total Current Liabilities		**22,002**		**5,938**
Simple Agreement for Future Equity		1,482,794		1,300,819
Total Liabilities		**1,504,796**		**1,306,757**
STOCKHOLDERS' DEFICIT				
Common Stock		-		-
Additional Paid in Capital		6,928		4,743
Accumulated Deficit		(1,397,619)		(1,173,342)
Total Stockholders' Deficit		**(1,390,691)**		**(1,168,599)**
Total Liabilities and Stockholders' Deficit	$	**114,105**	$	**138,158**

See accompanying notes to financial statements.

CANOPII INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Years Ended December 31,		2025		2024
(USD $ in Dollars)				
Grant Income	$	724,820	$	628,162
Direct Costs		533,928		699,670
Gross Profit/ (Loss)		**190,892**		**(71,508)**
Operating Expenses				
General and Administrative		373,646		247,689
Selling and Marketing		17,219		15,000
Total Operating Expenses		**390,865**		**262,689**
Operating Loss		**(199,973)**		**(334,197)**
Interest Expense		1,591		-
Other Loss/(Income)		(4,262)		(800)
Fair Value in Excess of SAFEs		26,975		94,407
Loss Before Provision for Income Taxes		**(224,277)**		**(427,804)**
Provision/(Benefit) for Income Taxes		-		-
Net Loss	$	**(224,277)**	$	**(427,804)**

See accompanying notes to financial statements.

CANOPII INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
 (UNAUDITED)

| (in , $US) | Common Stock | | Additional Paid In | Accumulated | Total Stockholders' Deficit |
	Shares	Amount	Capital	Deficit	
Balance—December 31, 2023	**1,000,000**	**$ -**	**$ 2,559**	**$ (745,538)**	**$ (742,979)**
Share-Based Compensation			2,185		2,185
Net Loss				(427,804)	(427,804)
Balance—December 31, 2024	**1,000,000**	**-**	**4,743**	**$ (1,173,342)**	**$ (1,168,598)**
Issuance of stock					
Share-Based Compensation			2,185		2,185
Net Loss				(224,277)	(224,277)
Balance—December 31, 2025	**1,000,000**	**$ -**	**$ 6,928**	**$ (1,397,619)**	**$ (1,390,691)**

See accompanying notes to financial statements.

CANOPII INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Years Ended December 31,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/Loss	$	(224,277)	$	(427,804)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Share-Based Compensation		2,185		2,185
Depreciation of Property		7,831		1,605
Fair Value in Excess of Stated Value of SAFEs		26,975		94,407
Changes in Operating Assets and Liabilities:				
Prepaids and Other Current Assets		-		(618)
Credit Cards		(3,576)		(6,190)
Other Current Liabilities		12,129		1,174
Net Cash Used In Operating Activities		**(178,733)**		**(335,24**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(10,585)		
Net Cash Used in Investing Activities		**(10,585)**		
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Simple Agreement for Future Equity		155,000		454,97
Net Cash Provided by Financing Activities		**155,000**		**454,97**
Change in Cash		**(34,318)**		**119,73**
Cash —Beginning of The Year		135,536		15,80
Cash—End of The Year	$	**101,218**	$	**135,53**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	1,591	$	-
Cash Paid During the Year for Income Taxes	$	-	$	-
Issuance of Equity in Return for Accrued Payroll and Other Liabilities				

See accompanying notes to financial statements

CANOPII INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

1. NATURE OF OPERATION

Canopii Inc. was incorporated on May 19, 2021, in the state of Oregon. The financial statements of Canopii Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Silverton, Oregon.

Canopii Inc. is an Oregon-based agricultural technology company focused on designing, building, and operating fully autonomous robotic greenhouses for the cultivation of certified organic leafy greens and herbs. The Company utilizes proprietary robotics and automation systems to manage the growing process with minimal human labor, enabling consistent year-round production while reducing exposure to weather, labor, and supply chain disruptions common in traditional agriculture.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years
Leasehold Improvement	3 years

Impairment of Long Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company applies the following five-step model under ASC 606: (1) identification of the contract with a customer, (2) identification of performance obligations, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations, and (5) recognition of revenue when or as performance obligations are satisfied.

As the Company is currently in the early stages of commercialization, revenue generated from contracts with customers has been limited to date. The Company also receives grant funding to support research, development, and operational activities. Grant income is recognized as other income when the related qualifying expenditures or conditions are incurred or satisfied, and collection is considered probable. Management evaluates grants on a case-by-case basis to determine the appropriate accounting treatment under U.S. GAAP.

Direct Costs

Direct costs primarily consist of direct labor, consulting services, software services, supplies and materials, and research and development expenses incurred in connection with the Company's autonomous greenhouse operations and technology development activities.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Under this guidance, the Company measures the cost of equity-based awards granted to employees, directors, and non-employee service providers based on the grant-date fair value of the award.

The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model, which requires management to make certain assumptions including the expected term of the award, expected volatility of the Company's common stock, risk-free interest rate, and expected dividend yield.

The risk-free interest rate is based on yields of U.S. Treasury securities with maturities consistent with the expected term of the options. The expected term for employee stock options is estimated using the simplified method, which considers the midpoint between the vesting term and the contractual life of the option. Because the Company's common stock is not publicly traded and does not have sufficient historical trading data, the expected volatility is estimated based on the historical volatility of comparable publicly traded companies within the Company's industry. The expected dividend yield is assumed to be zero, as the Company has not historically paid dividends and does not currently anticipate paying dividends in the foreseeable future.

The Company estimates the fair value of its common stock for purposes of determining the grant-date fair value of stock options based on available information, including recent sales of the Company's common stock to third parties and other relevant valuation considerations.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award. Forfeitures are recognized as they occur.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $17,219 and $15,000, which is included in sales and marketing expenses.

SAFE Agreements
The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with the guidance in ASC 480-10-25. The SAFEs represent instruments that obligate the Company to issue a variable number of equity shares upon the occurrence of certain future triggering events (such as equity financing, liquidity events, or dissolution) in exchange for a fixed monetary investment and are subject to valuation caps.

Because the SAFEs may be required to be settled in cash or a variable number of shares upon a change of control or liquidation event, and such events are not solely within the Company's control, they are considered mandatorily redeemable financial instruments or net-settled obligations under ASC 480-10-25-8. As such, the SAFEs do not meet the criteria for classification as equity and are instead classified as liabilities in the Company's balance sheet.

The Company has therefore determined that classification as a liability is appropriate based on the following considerations:

CANOPII INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

- The SAFEs contain provisions that require the Company to transfer assets (i.e., settle in cash or a variable number of shares).
- The settlement features are outside the sole control of the Company (e.g., in a change of control).
- The SAFEs do not qualify as permanent equity instruments.

The SAFEs are measured at fair value, with changes in fair value recognized in the statement of operations each period in accordance with ASC 480 and ASC 825-10. The fair value of the SAFEs is determined using valuation techniques that consider the underlying terms of the instruments and relevant market inputs.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,	2025	2024
Payroll Payable	13,303	1,175
Total Other Current Liabilities	$ 13,303	$ 1,175

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2025	2024
Equipment	$ 8,023	$ 8,023
Leasehold Improvement	10,585	-
Property and Equipment, at cost	18,607	8,023
Accumulated Depreciation	(13,850)	(6,019)
Property and Equipment, net	$ 4,757	$ 2,004

Depreciation expense for the years ended December 31, 2025 and 2024 was $7,831 and $1,605, respectively.

5. LEASES

The Company has an operating leases for business premises, The Company's leases have terms maturing through 2026. Monthly payments $1,100. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average remaining lease term for operating leases as of December 31, 2025 was 0.6 year.

The weighted average discount rate for operating leases as of December 31, 2025 9.09%.
Minimum future lease payments under non-cancellable operating leases as of December 31, 2025 are as follows:

As of December 31,		2025
2026	$	7,700
2027		-
2028		-
2029		-
Thereafter		
Present Value Discount		(188)
Total	$	**7,512**

6. DEBT

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of Year Ended December 31,	
					2025	2024
SAFE - 2022	2022	$ 6,500,000	$ 342,308	20%	$ 342,308	$ 342,308
SAFE - 2023	2023	6,500,000	280,000	20%	280,000	280,000
SAFE - 2024	2024	10,000,000	454,975	20%	454,975	454,975
SAFE - 2025	2025	10,000,000	155,000	0%	155,000	
Fair Value in Excess of SAFEs					$ 250,511	$ 223,536
Total SAFE(s)			$ 1,232,283		$ 1,482,794	$ 1,300,819

If there is an Equity Financing before the termination of this SAFE, the SAFE will automatically convert into a number of shares of Safe Preferred Stock equal to the Funding Amount divided by the Conversion Price, which is based on either the Safe Price or the Discount Price, whichever results in a greater number of shares issued to the investor. If there is a Liquidity Event before the termination of this SAFE, the investor may elect to either (i) receive a cash payment equal to the Funding Amount or (ii) receive a number of shares of Common Stock equal to the Funding Amount divided by the Liquidity Price. If the investor does not elect the cash option, the SAFE automatically converts into Common Stock based on the Liquidity Price. If there is a Dissolution Event before the termination of this SAFE, the investor is entitled to receive an amount equal to the Funding Amount immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Funding Amount is payable prior and in preference to any distributions to holders of Capital Stock.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

7. SHARE BASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 62,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	**30,928**	**$ 0.57**	**-**
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2024	**30,928**	**$ 0.57**	**7.77**
Exercisable Options at December 31, 2024	**16,753**	**$ 0.57**	**7.77**
Granted	-	-	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2025	**30,928**	**$ 0.57**	**6.77**
Exercisable Options at December 31, 2025	**24,485**	**$ 0.57**	**6.77**

The Company recognizes compensation expense for stock based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2025 and 2024, the Company recognized stock-based compensation expense of $2,185 and $2,185, respectively.

8.   EQUITY AND CAPITALIZATION

Common Stock
The Company is authorized to issue 1,165,000 shares of common stock with no par value. As of December 31, 2025, and 2024, 1,000,000 shares of common stock, respectively, have been issued and were outstanding.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

For the Year Ended December 31,	2025		2024	
Net Operating Loss	$	(61,900)	$	(118,074)
Valuation Allowance		61,900		118,074
Net Provision For Income Tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,	2025		2024	
Net Operating Loss	$	(339,619)	$	(277,718)
Valuation Allowance		339,619		277,718
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,230,503. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

10. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY TRANSACTIONS

There are no related party transactions as of and for the years ended December 31, 2025 and 2024.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has incurred recurring losses from operations and had a net loss of approximately $224,277 for the year ended December 31, 2025. As of that date, the Company had limited cash resources of approximately $101,218. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued.

Management plans to address these conditions through a combination of raising additional capital, generating revenue from operations, and managing operating expenses. However, there can be no assurance that these plans will be successful.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

13. SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.